URANERZ ENERGY CORPORATION

July 7, 2014

John Reynolds Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 2, 2014, regarding
Uranerz Energy Corporation
Registration Statement on Form S-3
Filed June 12, 2014
File No. 333-196686

Dear Mr. Reynolds:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated the July 2, 2014 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Uranerz Energy Corporation (the “Company”, or “our”).  For your convenience, the Company’s numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Our responses are as follows:

General

Staff Comment No. 1.

It is not clear why your registration statement does not include registration of the rights attached to the common stock.  Please advise or revise.  We may have further comment.

Uranerz Energy Corporation’s Response:

In response to the Staff’s comment, the Company has filed an amendment to the Registration Statement (“Amendment No. 1”) to include the registration of rights attached to shares of our common stock pursuant to the Company’s Shareholder’s Rights Plan.

United States Securities and Exchange Commission
July 7, 2014

Exhibit 5.1

Staff Comment No. 2.

We note your legality opinion appears to contain several deficiencies.  For instance, the opinion does not address the rights associated with the common stock and does not clarify, if true, that the warrants, subscription receipts and units are binding obligations.  See Sections II.B.1.f-g of Staff Legal Bulletin No. 19.  In addition, the statement that the common shares will be duly authorized, validly issued, fully paid and non-assessable appears as an impermissible assumption to the legality opinion rather than part of the opinion itself.

Uranerz Energy Corporation’s Response:

In response to the Staff’s comment, the Company has included a revised opinion of McMillan LLP as Exhibit 5.1 to Amendment No.1 to address the rights associated with shares of our common stock and addresses other issues identified in the Staff’s Comment Letter.

Signatures

Staff Comment No. 3.

Please note that, in addition to the signature of your chief executive officer, your next amendment should include the signature(s) of your chief financial officer and principal accounting officer, or controller, as required by Form S-3.

Uranerz Energy Corporation’s Response:

In response to the Staff’s comment, the Company has included the signature of the Company’s chief financial officer and principal accounting officer in Amendment No. 1 as required by Form S-3.

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* * * * *

United States Securities and Exchange Commission
July 7, 2014

Uranerz Energy Corporation hereby acknowledges that:

●	Uranerz Energy Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	Uranerz Energy Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at _______________, or Kenneth Sam of Dorsey & Whitney LLP at : (303) 629-3445.

Sincerely,
Uranerz Energy Corporation

/s/ Glen Catchpole
Glen Catchpole
Chief Executive Officer

cc:           Kenneth Sam, Dorsey & Whitney LLP